Hotchkis & Wiley Funds
725 South Figueroa Street, 39th Floor
Los Angeles, CA 90017-5439

June 25, 2014

Ms. Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis & Wiley Funds (the “Trust”)
File Nos.:  333-68740 and 811-10487

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on May 29, 2014, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 31 to the Trust’s Registration Statement on Form N-1A.  PEA No. 31 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on April 15, 2014, for the purpose of registering shares of a new series of the Trust – the Hotchkis & Wiley Small Cap Diversified Value Fund (the “Fund”).

The Trust will file PEA No. 32 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 31 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

CHICAGO/#2585463.6

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

1. Prospectus –  Fund Summary – Fees and Expenses of the Fund

Staff Comment: Please revise the “Shareholder Fees” table to include the 0.75% maximum deferred sales charge for Class A shares, rather than only referring to it in the footnote.

Response:  As the deferred sales charge only applies to shareholders who have invested $1,000,000 or more, the Trust believes it is unlikely to be applied to Class A shareholders, who may otherwise be eligible for Class I shares.  The Trust further notes that such a disclosure would be inconsistent with industry practice.  The Trust has revised the footnote to clarify that it only applies to purchases where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.

2.  Prospectus – Fund Summary – Fees and Expenses of the Fund

Staff Comment:  Please revise the “Distribution and/or Service (12b-1) Fees” line item entry to delete the “/or” in the title, as the prospectus section entitled “Shareholder Services – About Class I, Class A and Class C” refers to “distribution and service fees.”

Response:  The Trust declines to make the requested change as the Class A shares only pay a service fee and do not pay a distribution fee. Accordingly, the language “and/or” is accurate.

3.  Prospectus – Fund Summary – Fees and Expenses of the Fund

Staff Comment:  In the fees and expenses table, footnote (c) states “Thereafter, the Advisor may change or eliminate the expense limits only upon 30 days’ prior notice to the Fund’s shareholders”.  Please confirm the date to which the word “thereafter” refers.

Response:  The Trust supplementally confirms that “thereafter” refers to dates after October 31, 2015 (as indicated in the preceding sentence), and that after October 31, 2015 the contractual operating expense limitation agreement between the Trust and the Adviser will expire unless otherwise extended.  As a point of information, the Board of Trustees has subsequently extended the contractual operating expense limitation agreement to October 31, 2016, and this new date will appear in the registration statement.

4.  Prospectus –  Fund Summary – Fees and Expenses of the Fund

Staff Comment: Please file the Operating Expense Limitation Agreement via EDGAR submission.

Response:  The Trust confirms that it will file the Amended and Restated Operating Expense Limitation Agreement with PEA No. 32 to its Registration Statement.

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

5.  Prospectus – Fund Summary – Fees and Expenses of the Fund

Staff Comment: If the Trust will recoup fees waived and/or expenses reimbursed, please disclose in a footnote to the fees and expenses table.

Response:  The Trust responds by noting that the Amended and Restated Operating Expense Limitation Agreement does not provide for the recoupment of waived fees and/or reimbursed expenses beyond the fiscal year in which such waived fees or reimbursed expenses occurred.

6.  Prospectus – Fund Summary – Fees and Expenses of the Fund

Staff Comment: If the Fund expects to invest in ETFs, please consider whether the “Fees and Expenses of the Fund” table needs to be adjusted to refer to Acquired Fund Fees and Expenses (“AFFE”).

Response:  The Trust responds by noting that it does not expect to invest in ETFs as a principal investment strategy, and consequently will not adjust the “Fees and Expenses of the Fund” table.

7.  Prospectus –  Fund Summary – Fees and Expenses of the Fund

Staff Comment: Please submit a completed “Fees and Expenses of the Fund” table to the Staff before the Registration Statement becomes effective.

Response: The Trust responds by providing the completed table below which incorporates the response to Staff Comment #1.

	Class I	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	5.25%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None(a)	1.00%
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class A	Class C
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	None	0.25	1.00
Other Expenses(b)	2.83	2.83	2.83
Total Annual Fund Operating Expenses	3.58	3.83	4.58
Fee Waiver and/or Expense Reimbursement	-2.33	-2.33	-2.33
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(c)	1.25	1.50	2.25
(a)
You may be charged a deferred sales charge of up to 0.75% if you do not pay an initial sales charge and invest $1 million or more in Class A shares and you redeem your shares   within one year after purchase.

(b)	“Other Expenses” are estimated for the current fiscal year.
(c)
Hotchkis & Wiley Capital Management, LLC (the “Advisor”) has contractually agreed to waive management fees and/or reimburse expenses through October 31, 2016  to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not exceed certain limits:  Class I – 1.25%, Class A – 1.50%, Class C – 2.25%. Thereafter, the Advisor may change or eliminate the expense limits only upon 30 days’ prior notice to the Fund’s shareholders.

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

8.  Prospectus – Fund Summary - Example

Staff Comment:  In the second expense example table showing expenses if a shareholder did not redeem their shares, consider removing the line items for Class A and Class I shares, as the expense examples will be identical for those classes as they would be for the first expense example table (where shares are redeemed after such periods).

Response: The Trust has considered the Staff comment and respectfully declines to remove the line items for Class A and Class I shares, as the Trust believes it is helpful to contrast the Class I and Class A expense examples with Class C shares under both the redemption and non-redemption scenarios.

9.  Prospectus – Fund Summary – Principal Investment Strategy

Staff Comment: Per the third sentence of the first paragraph, please provide the Staff with the dollar range of what the Advisor considers to be small capitalization companies.

Response:  The Trust responds by providing the completed sentence below:

“The market capitalization range of the Index changes constantly, but as of May 31, 2014, the range was from $15 million to $11.3 billion.”

10.  Prospectus – Fund Summary – Principal Investment Strategy

Staff Comment: In the penultimate sentence of the first paragraph, the Fund states that it may invest in foreign (non-U.S) securities. If the Fund will invest in securities of emerging market countries, then please add appropriate disclosure in the “Principal Investment Strategy” section and a related risk factor.

Response:  The Advisor has confirmed that the Fund will not be investing in emerging market countries as a principal investment strategy.

11.  Prospectus – Fund Summary – Principal Investment Strategy

Staff Comment: If the Fund expects to invest in ETFs (as indicated in the section entitled “Principal Investment Risks”), then please add corresponding disclosure to the “Principal Investment Strategy” section.

Response:  The Trust responds by noting that it does not expect to invest in ETFs as a principal investment strategy, and consequently will delete references to ETFs in the “Principal Investment Strategy” section.

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

12.  Prospectus – Fund Summary – Principal Investment Risks

Staff Comment: The risk factor entitled “Foreign (Non-U.S) Investment Risk” states that the Fund may invest in a specific geographic region. If the Fund expects to regularly focus on a specific geographic region, then please add corresponding disclosure to the section entitled “Principal Investment Strategy” and a related risk factor.

Response:  The Advisor does not expect to focus the Fund’s foreign investments in a specific geographic region, and has adjusted the risk factor as follows (new language is underlined for your convenience):

“Foreign (Non-U.S.) Investment Risk.  The Fund may invest in foreign (non-U.S.) securities and may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers. To the extent that the Fund invests a significant portion of its assets in a specific geographic region, the Fund will generally have more exposure to regional economic risks associated with foreign investments, although the Fund has no current intention to focus on a specific geographic region.”

13.  Prospectus – Fund Facts – About the Fund – Non-Fundamental Investment Policy

Staff Comment: Please disclose whether the Fund’s investment objective can be changed without shareholder approval, consistent with Item 9(a) of Form N-1A.

Response:  The Trust responds by noting that the Fund’s investment objective, which is to seek capital appreciation, cannot be changed without shareholder approval. Accordingly, the Trust has added the following language to the Non-Fundamental Investment Policy section:

“The Fund’s investment objective may not be changed by action of the Board of Trustees of the Trust without shareholder approval.”

14.  Prospectus – Shareholder Services – How to Buy, Sell, Transfer and Exchange Shares – Important Information for You to Know – Purchase by Mail

Staff Comment: Please delete the following sentence as it is not applicable to this section: “A shareholder may incur brokerage costs if the securities received were subsequently sold.”

Response:  The Trust responds by making the requested change.

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

15.  Prospectus – Shareholder Services – How to Buy, Sell, Transfer and Exchange Shares – Important Information for You to Know – Sell Through the Transfer Agent

Staff Comment: In the second paragraph, please move the $15 wire redemption fee to the Fund Summary – Fees and Expenses table.

Response:  The Trust responds by referring to Instructions 2(b) and 2(d) of Item 3 of Form N-1A. A wire redemption fee is not “charged for any redemption of the fund’s shares,” but is instead a fee that applies “to only a limited number of shareholders based on their particular circumstances.” Because this fee only applies if a shareholder requested that redemption proceeds be sent via federal wire, as opposed to by check or via ACH, the Trust believes that the $15 wire fee does not need to be disclosed in the Fund Fees and Expenses table.

16.  Prospectus – Shareholder Services – How Shares are Priced

Staff Comment: Since the Fund may invest in foreign securities, please disclose that the Fund’s NAV may change on days when shareholders cannot purchase or redeem shares of the Fund, consistent with Instruction 2 to Item 11(a) of Form N-1A.

Response:  The Trust responds by adding the following language:

“Because some foreign markets are open on days when the Fund does not price its shares, the value of the Fund’s holdings (and correspondingly, the Fund’s NAV) could change at a time when you are not able to buy or sell Fund shares.”

17.  Prospectus – The Management Team – Prior Performance of the Advisor’s Comparable Accounts

Staff Comment: Please confirm that all investment advisory accounts which are substantially similar to the Fund are included in the Hotchkis & Wiley Small Cap Diversified Value Composite performance.

Response:  The Trust supplementally confirms that all other substantially similar accounts managed by the Advisor are disclosed.

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

18.  Prospectus – The Management Team – Prior Performance of the Advisor’s Comparable Accounts

Staff Comment:  In the second sentence of the second paragraph, please consider replacing the phrase “To the extent” with the word “Since” if, in fact, the operating expenses of the separate investment advisory accounts are lower than the expected operating expenses of the Fund.

Response:  The Trust responds by making the requested change.

19.  Prospectus – The Management Team – Prior Performance of the Advisor’s Comparable Accounts

Staff Comment: Please add an average annual return table showing 1-Year, 5-Year and Since Inception periods for the Hotchkis & Wiley Small Cap Diversified Value Composite performance.

Response:  The Trust responds by making the requested change.

20.  Prospectus – Back Cover

Staff Comment: Please add the phone number for the Fund’s transfer agent to the fourth paragraph from the bottom.

Response:  The Trust responds by revising the language below (new language is underlined for your convenience):

“To get this information and other information regarding the Fund free of charge or for shareholder questions, contact the Fund’s transfer agent by calling 1-866-HW-Funds (1-866-493-8637).”

21.  Statement of Additional Information – Description of the Fund, Its Investments and Risks – Investment Restrictions

Staff Comment:  In the first paragraph following the investment restrictions, please revise the first sentence to include references to borrowing and illiquidity.

Response:  The Trust responds by revising the language below (new language is underlined for your convenience):

“Any percentage limitation on the Fund’s investments is determined when the investment is made, unless otherwise noted. With respect to borrowing and illiquid securities, if the Fund at any time exceeds the maximum permissible investment percentage limitations, the Fund will take action to bring it back into compliance as required by the SEC guidance, rules and regulations.”

Ms. Anu Dubey
Securities and Exchange Commission
June 25, 2014

22.  Statement of Additional Information – Management

Staff Comment: In the seventh paragraph, please provide disclosure about how the Board determined that an Independent Trustee should serve as Chair.

Response:  The Trust responds by revising the language below (new language is underlined for your convenience):

“The Board is chaired by an Independent Trustee.  The Board believes that its leadership structure, including an independent Chairman and Board committees, is appropriate based on the size of the Board, the assets and number of Funds overseen by the Trustees, as well as the nature of the Funds’ business.”

23.  Statement of Additional Information – Management – Investment Advisory Agreements

Staff Comment: Please confirm that services performed by the investment advisor on behalf of the Fund are disclosed per item 19(c)(1) of Form N-1A.

Response:  The Trust confirms that the penultimate sentence of the first paragraph of this section succinctly summarizes the services performed by the investment advisor on behalf of the Fund.

*     *     *     *     *     *

If you have any questions regarding the enclosed, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services at (414) 765-5366.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis & Wiley Funds

cc:    Karin Jagel Flynn, Vedder Price P.C.
 Joseph M. Mannon, Vedder Price P.C.